UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001- 39258

BTC DIGITAL LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Receipt of Nasdaq Notification Regarding Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, BTC Digital Ltd., an exempted company with limited liability formed in the Cayman Islands (the “Company”), received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) on September 16, 2022, indicating that the Company was not in compliance with Nasdaq Rule 5550(a)(2) (the “Bid Price Rule”), as the closing bid price for the Company’s ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days. In accordance with the Nasdaq Listing Rules, the Company was provided two 180-day compliance periods, or until September 11, 2023, to regain compliance with the Bid Price Rule.

On September 8, 2023, the Company received a written notification from the Staff of Nasdaq, noting that the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for the preceding 10 consecutive business days, from August 24, 2023 through September 7, 2023, and informing the Company that it has regained compliance with the Bid Price Rule and the matter is closed.

On September 12, 2023, the Company issued a press release announcing the compliance with Nasdaq minimum bid price requirement. A copy of the press release is filed as Exhibit 99.1 to this current report on Form 6-K.

Exhibit Index

No.	Description
99.1	Press Release –BTC Digital Ltd. Regains Compliance with Nasdaq Minimum Bid Price Requirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 12, 2023

BTC Digital Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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